Exhibit 99.1

October 4, 2024
TO THE SHAREHOLDERS OF UNITED MARITIME CORPORATION
We are proud to share that 2023 has been a transformative year for United Maritime Corporation, marked by successful investments and a renewed focus on fleet optimization. We are an international shipping company specializing in worldwide seaborne transportation services. Our fleet now consists of eight modern dry bulk vessels, comprising Capesize, Kamsarmax, and Panamax classes, with an aggregate cargo-carrying capacity of 922,072 dwt.
Following the conclusion of our first investment cycle with the profitable sale of our tanker fleet in 2023, our focus turned to rebuilding our dry bulk fleet. The proceeds from the tanker sales were reinvested directly into our dry bulk fleet expansion, by avoiding dilutive measures and keeping value intact for our shareholders. The subsequent rise in dry bulk charter rates and vessel values since then has confirmed the favorable timing of these transactions, and we remain confident about our financial prospects.
During 2023, we declared dividends of $0.30 per share, representing a yield exceeding 10%. This underscores our dedication to returning value to our shareholders. Alongside dividend payments, our positive cash flow generation has also supported our share repurchase initiatives. Additionally, we have optimized our debt structure, successfully concluding $78 million in refinancing and new financing transactions under improved terms with prominent lenders. These efforts reflect our fiscal discipline and strong relationships with leading financial institutions.
Beyond our dry bulk investments, and in alignment with our strategy to expand into sectors with strong growth potential, we have acquired a minority stake in a newbuilding energy construction vessel. This vessel, capable of operating in both the oil and gas and renewable energy sectors, represents our intention to diversify into industries with promising market fundamentals. Construction is expected to take about three years, and the increasing demand for energy infrastructure, coupled with an aging offshore fleet, positions us well to benefit from this investment.
We warmly invite you to attend the Annual Meeting of the shareholders of United Maritime Corporation, which will be held at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on November 7, 2024, at 5:30 p.m. local time. Your voice and participation are integral to our collective future. At the meeting, our shareholders will consider and vote upon proposals to re-elect Messrs. Stavros Gyftakis and Dimitrios Kostopoulos as Class B Directors and to approve the ratification of the appointment of our independent auditors, Ernst & Young (Hellas) Certified Auditors Accountants S.A., for the fiscal year ending December 31, 2024. These proposals are described in detail in the proxy materials.
We are using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless requested. Instead, we have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet, along with information on how to obtain paper copies if desired. Opting to receive these materials electronically not only saves costs but also contributes to reducing our environmental impact, demonstrating our commitment to sustainability.
You are cordially invited to attend the meeting in person. Alternatively, you may vote via the internet, by telephone, or, if you receive a paper proxy card in the mail, by mailing the completed card. Your vote is very important to us. Whether or not you plan to attend, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented at the meeting.
We deeply appreciate your trust and investment in United Maritime Corporation. As we continue navigating toward future growth, we are confident that our prudent strategies and market positioning will deliver lasting value. On behalf of our management and directors, thank you for your continued support and confidence.

Very truly yours,

Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507 – e-mail: info@usea.gr – www.unitedmaritime.gr

UNITED MARITIME CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 4, 2024
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock and holders of Series B preferred shares (collectively, the “Shareholders”) of United Maritime Corporation (the “Company”) will be held on November 7, 2024 at 5:30 p.m. local time, at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):
1.	To elect Messrs. Stavros Gyftakis and Dimitrios Kostopoulos, as Class B Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”); and
2.	To approve the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”).
The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One and Proposal Two.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock or Series B preferred shares entitled to vote thereon.
The Board has fixed the close of business on September 27, 2024 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 27, 2024.
If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. YOUR SIGNED PROXY WILL BE VOTED IN THE MANNER DIRECTED IN THE PROXY. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
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Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To
Be Held on November 7, 2024
This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.
You may access the following proxy materials at www.proxyvote.com:
•	this Notice of Annual Meeting of Shareholders;
•	the accompanying letter from our Chairman and Chief Executive Officer; and
•	the Proxy Statement.
If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before October 24, 2024 to facilitate timely delivery. If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.
Voting by internet. To vote your proxy via the internet, please go to www.proxyvote.com. Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on November 6, 2024.
Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the letter from our Chairman and Chief Executive Officer, Notice of Meeting, and Proxy Statement electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

October 4, 2024
Glyfada, Greece
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UNITED MARITIME CORPORATION

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 7, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of United Maritime Corporation, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on November 7, 2024 at 5:30 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about October 4, 2024.
VOTING RIGHTS AND OUTSTANDING SHARES
On September 27, 2024 (the “Record Date”), the Company had issued and outstanding 8,850,267 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 40,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.
All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 27, 2024.
One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting. The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the enclosed proxy.
The Common Shares are listed on the Nasdaq Capital Market under the symbol “USEA”.
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING
Why am I receiving these proxy materials?
The proxy materials include our Notice of Annual Meeting of Shareholders and this Proxy Statement (the “Proxy Statement”). If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about October 4, 2024.
Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.
How can I access the proxy materials on the Internet?
We are using the internet as the primary means of furnishing this Proxy Statement. Accordingly, Shareholders will not receive paper copies of the Proxy Statement unless they have requested them. We instead sent Shareholders our Notice of Annual Meeting of Shareholders (the “Notice”), which includes instructions (i) for accessing via the internet the Proxy Statement and (ii) for voting via the internet. The Notice was mailed on or about October 4, 2024. The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement if they so choose. Additionally, you may access the Proxy Statement at www.proxyvote.com.
The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.
Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.
Who can vote?
Only Shareholders of record at the close of business on the Record Date, which is September 27, 2024, may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 8,850,267 Common Shares issued and outstanding and 40,000 Preferred Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.
How do I know if I am a beneficial owner of shares?
If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form”.

What am I voting on?
You will be voting on each of the following:
1.	To elect two Class B Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”); and
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”).
As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.
What vote is required to adopt each of the proposals?
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the nominees receiving the highest number of “FOR” votes will be elected as Class B directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.
Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.
How do I vote?
You may vote using one of the following methods:
•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.
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By telephone. You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions. Refer to the notice card accompanying your Notice for validation information. Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

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By mail. For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

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In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on September 27, 2024, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form. Please follow the directions on these materials carefully.
Can I change my mind after I vote?
You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:
•	voting again by telephone or over the internet by 11:59 PM Eastern Time on November 6, 2024;
•	giving timely written notice to the Secretary of our Company;
•	delivering a timely later-dated proxy; or
•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.
How many votes must be present to hold the Meeting?
In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting. Your shares will be counted as present at the Meeting if you do one of the following:
•	vote via the internet or by telephone;
•	return a properly executed proxy by mail (even if you do not provide voting instructions); or
•	attend the Meeting and vote in person.
Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.
What if I return my proxy but do not provide voting instructions?
If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions as to one or more proposals, your proxy will be voted to the extent no instructions are included as the Board recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS
Set forth below are the names, ages and positions of our current directors and executive officers. Members of our Board are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	52	Chairman, Chief Executive Officer & Director	C (term expires in 2025)
Stavros Gyftakis	45	Chief Financial Officer & Director	B (term expires in 2024)
Christina Anagnostara	53	Director*	A (term expires in 2026)
Ioannis Kartsonas	52	Director*	A (term expires in 2026)
Dimitrios Kostopoulos	49	Director*	B (term expires in 2024)

*	Independent Director
Biographical information with respect to each of our directors and our executive officer is set forth below.
Stamatios Tsantanis is our founder and the Chairman, Chief Executive Officer and a member of our Board. Mr. Tsantanis is currently the Chairman of the board of directors and the Chief Executive Officer of Seanergy Maritime Holdings Corp. (Nasdaq: SHIP, “Seanergy”), serving in the role since October 2012 and has led Seanergy’s significant growth to a prominent Capesize dry bulk company of approximately 3.4 million dwt. Mr. Tsantanis also served as Seanergy’s Interim Chief Financial Officer from November 2013 until October 2018. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies and financial institutions. He was formerly an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET)and is a fellow of the Institute of Chartered Shipbrokers.
Stavros Gyftakis is our Chief Financial Officer and a member of our Board . Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 18 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.
Christina Anagnostara is a member of our Board and the Chairman and a member of the Company’s Audit and Nominating Committees. Ms. Anagnostara is also a member of the board of directors of Seanergy, and between 2008 to 2013 she served as Seanergy’s Chief Financial Officer. She has more than 26 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining Seanergy, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she has been a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the CFO and Director of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Ioannis Kartsonas is a member of our Board, the Chairman and a member of the Company’s Compensation Committee and a member of the Company’s Nominating Committee. Mr. Kartsonas is also a member of the board of directors of Seanergy and the Principal and Managing Partner of Breakwave Advisors LLC , the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.
Dimitrios Kostopoulos is a member of our Board and a member of the Company’s Audit and Compensation Committees. Mr. Kostopoulos is the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading Group of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.
No family relationships exist among any of the directors and executive officers.

PROPOSAL ONE - ELECTION OF DIRECTORS
The Board consists of five directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.
The Board has nominated Messrs. Stavros Gyftakis and Dimitrios Kostopoulos, both being Class B Directors, for re-election as directors whose terms will expire at the 2027 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.
Nominees for Election to the Board
Information concerning the nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age
Stavros Gyftakis	Class B Director	2022	45
Dimitrios Kostopoulos	Class B Director	2022	49

Stavros Gyftakis is our Chief Financial Officer and a member of our board of directors. Mr. Gyftakis is also Seanergy’s Chief Financial Officer and has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 18 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining Seanergy, he was a Senior Vice President on the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.
Dimitrios Kostopoulos is a member of our board of directors and a member of the Company’s Audit and Compensation Committees. Mr. Kostopoulos is the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading Group of the financial sector in Greece. He has more than 20 years of experience in the financial services industry. Prior to assuming his position in Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital markets. Prior to this, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from Bayes Business School (formerly known as Cass Business School) of City University in London.
Required Vote. Directors will be elected on a plurality basis, as provided under the Company’s Second Amended and Restated ByLaws. This means that the two (2) director nominees receiving the greatest number of votes cast “FOR” their election will be elected.
Effect of Abstentions, “Withhold” Votes and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker “non-votes” will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
The Board is submitting for ratification at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2024.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor did the firm had any such interest in connection with the Company or its predecessor during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.
Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

UNITED MARITIME CORPORATION
154 VOULIAGMENIS AVENUE
16674 GLYFADA, GREECE

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VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V58035-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED.

UNITED MARITIME CORPORATION

The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.

	For	Withhold
1. Election of Directors *		
1a. Stavros Gyftakis	☐	☐
1b. Dimitrios Kostopoulos	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
UNITED MARITIME CORPORATION
TO BE HELD ON NOVEMBER 7, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and the CEO Letter are available at www.proxyvote.com.

▲ **FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED** ▲

V58036-TBD

PROXY

UNITED MARITIME CORPORATION

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Mr. Stamatios Tsantanis and Ms. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of United Maritime Corporation's common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of United Maritime Corporation to be held on November 7, 2024 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, BUT THE CARD IS SIGNED, WILL BE VOTED "FOR" THE PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued, and to be marked and signed, on the other side)